UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals Inc. announces FDA approval for new premixed CoSeal® configuration.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 17, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
FEBRUARY 17, 2003

ANGIOTECH RECEIVES FDA APPROVAL FOR NEW PREMIXED
COSEAL® CONFIGURATION

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) is pleased to announce that it has received approval from the U.S. Food and Drug Administration (“FDA”) for a new premixed configuration of CoSeal®, the only fully synthetic vascular sealant approved by the FDA.

The new premixed CoSeal® improves an already extraordinary product by turning the preparation into an even simpler process. Other advantages include extending the useable lifespan after mixing to two hours and allowing product to be stored at room temperature.

The consistent nature and stability of the new preparation makes it an ideal platform for the introduction of a next–generation, drug-loaded CoSeal®.

“The approval of the new premixed CoSeal® is a testament to the efficiency and cooperative spirit between our Scientific and Regulatory Team who worked in harmony on this effort,” said Ross Erickson, BA, MA, Vice President of Operations for Angiotech.

CoSeal® is a novel, biocompatible synthetic surgical sealing agent designed to optimize healing by rapidly sealing tissue surfaces, suture lines and synthetic grafts. CoSeal® is indicated for use in vascular reconstructions to achieve adjunctive hemostasis by mechanically sealing areas of leakage, and is a latex-free, synthetic material that has been proven to be highly biocompatible. It is not made from human blood products, so it carries no risk of viral transmission. In addition, it is fast acting and resorbable. Following application, CoSeal® forms a flexible seal within seconds, which remains intact at the site of application and is able to withstand arterial pressure.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Angiotech acquired Cohesion Technologies on January 31, 2003, a leader in discovering, developing and commercializing innovative resorbable biosurgical products and medical devices, including sealants, hemostats and adhesion prevention barriers.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Rui Avelar (investors) ext. 6996

Cindy Yu (media) ext. 6901